Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

August 18, 2017

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via a telephone call on May 10, 2017 regarding Post-Effective Amendment No. 185 (the “Amendment”) to the Fund’s registration statement on Form N-1A, filed with the SEC on April 18, 2017, with respect to the Rainier International Discovery Series (the “Series”), a new series of the Fund. The Series is expected to acquire the assets and assume the liabilities of the Rainier International Discovery Fund (the “Predecessor Fund”), a series of Rainier Investment Management Mutual Funds, on August 21, 2017 (the “Reorganization”). The Series will be advised by Manning & Napier Advisors, LLC (“MNA”) and sub-advised by Rainier Investment Management, LLC (“Rainier”), the investment advisor of the Predecessor Fund. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1) Comment: Please include the Series’ ticker symbols on the front cover pages of the Prospectus and the Statement of Additional Information, and associate the Series’ ticker symbols with their class identifiers on EDGAR.

Response: The requested changes have been made.

Comments on the Prospectus

2) Comment: Please define the term “Series” where it first appears.

Response: The requested change has been made.

3) Comment: Please add the heading “Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)” to the “Fees and Expenses” table.

Response: The requested change has been made.

4) Comment: Please explain why the Series is not expected to incur any Acquired Fund Fees and Expenses (“AFFE”) in the current fiscal year if the Predecessor Fund incurred 1 basis point of AFFE during the fiscal year ended March 31, 2017.

Response: The “Fees and Expenses” table has been revised to indicate that the Series is expected to incur 1 basis point of AFFE in the current fiscal year.

5) Comment: Please confirm that the Series’ expense limitation agreement will remain in effect for at least one year from the effective date of the Amendment.

Response: The Fund confirms that the Series’ expense limitation agreement will remain in effect for at least one year from the effective date of the Amendment.

6) Comment: If MNA may recoup previously waived fees and/or reimbursed expenses from the Series, state that such recoupments are limited to the extent that the total direct annual fund operating expenses of a class of the Series, exclusive of 12b-1 fees, are below the Series’ expense limitation (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

Response: MNA may not recoup previously waived fees and/or reimbursed expenses from the Series.

7) Comment: Please confirm that any adjustments made to the “Example” to reflect the expense limitation are reflected only in the periods for which the expense limitation is expected to continue.

Response: The Fund confirms that any adjustments made to the “Example” to reflect the expense limitation are reflected only in the periods for which the expense limitation is expected to continue.

8) Comment: Please define the terms “Predecessor Fund” and “Reorganization.”

Response: The requested changes have been made.

9) Comment: In the “Principal Investment Strategies” section, please describe the criteria that a company must meet in order to be considered a “foreign company” by the Series.

Response: The requested change has been made.

10) Comment: Please confirm that investments in contingent convertible bonds are not part of the principal investment strategies of the Series, or, alternatively, add appropriate disclosure.

Response: Based on a confirmation provided by Rainier to the Fund, the Fund confirms that investments in contingent convertible bonds are not currently part of the principal investment strategies of the Series.

11) Comment: In the “Principal Investment Strategies” section, please specify the types of investments outside of the U.S. that are similar to REITs.

Response: The reference to investments outside of the U.S. that are similar to REITs has been removed from the section.

12) Comment: Please confirm that the Prospectus contains appropriate disclosure regarding any sector to which large portions of the Series’ portfolio are expected to be allocated as part of the Series’ principal investment strategies, and that the Prospectus will be revised or supplemented to add appropriate disclosure regarding any sectors to which large portions of the Series’ portfolio come to be allocated as part of the Series’ principal investment strategies.

Response: Based on confirmations provided by Rainier to the Fund, the Fund confirms that there are no sectors to which large portions of the Series’ portfolio are currently expected to be allocated as part of the Series’ principal investment strategies, and that the Prospectus will be revised or supplemented to add appropriate disclosure regarding any sectors to which large portions of the Series’ portfolio come to be allocated as part of the Series’ principal investment strategies.

13) Comment: Please revise the “Principal Investment Strategies” section to describe how holding cash and cash equivalents is part of the Series’ principal investment strategies.

Response: The requested change has been made.

14) Comment: Please disclose at the beginning of the “Principal Risks of Investing in the Series” section that loss of money is a risk of investing in the Series.

Response: The requested change has been made.

15) Comment: Please add “value investing risk” as a principal risk of investing in the Series.

Response: The requested change has been made.

16) Comment: Please explain why the MSCI AC World ex US Small Cap Index is an appropriate broad-based securities market index for the Series, given that the Series principally invests in companies that are small- to mid-sized at the time of purchase.

Response: Based on information provided by Rainier to the Fund, the Fund believes that the MSCI AC World ex US Small Cap Index is an appropriate broad-based securities market index for the Series because the market capitalizations of the companies in which the Series invests are generally within the market capitalization range of the companies in the index.

17) Comment: Please confirm that the principal investment strategies and principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and principal risk disclosure provided in response to Item 9 of Form N-1A.

Response: The Fund confirms that the principal investment strategies and principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and principal risk disclosure provided in response to Item 9 of Form N-1A.

18) Comment: Please restate the Series’ investment goal in the “Investment Strategy and Goal” section.

Response: The requested change has been made.

19) Comment: In the “Investment and Account Information – Excessive Trading” section, please disclose whether or not the Fund accommodates frequent purchases and redemptions of Series shares.

Response: The section states that “[t]he Series is intended for long-term investment purposes only. Do not invest in the Fund if you are a market timer.”

In light of the foregoing, the Fund believes that the Prospectus includes appropriate disclosure with respect to this matter.

20) Comment: In the “Investment and Account Information – In-Kind Redemptions” section, please state whether the Series could distribute illiquid securities to shareholders, and if so, disclose the risks to shareholders of such distributions.

Response: The requested change has been made.

Comments on the Statement of Additional Information

21) Comment: Please confirm that all principal investment strategies and risks of the Series are disclosed in the Prospectus, and that the Fund will revise or supplement the Prospectus to reflect changes to the Series’ principal investment strategies and risks.

Response: Based on confirmations provided by Rainier to the Fund, the Fund confirms that all principal investment strategies and risks of the Series are disclosed in the Prospectus, and the Fund confirms that it will revise or supplement the Prospectus to reflect changes to the Series’ principal investment strategies and risks.

22) Comment: Please clarify whether the “Other Investment Policies” described in the “Investment Policies and Risks” section are principal or non-principal investment strategies.

Response: The introduction to the section states that “[t]he following discussion provides additional information about those principal investment strategies and related risks, as well as information about non-principal investment strategies (and related risks) that the Series may utilize. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in the Series’ prospectus, is considered by the Series to be a non-principal strategy (or related risk).”

In light of the foregoing, the Fund believes that the Statement of Additional Information includes appropriate disclosure with respect to this matter.

23) Comment: Please disclose that the Series will consider the concentration policies of investment companies in which it invests in determining compliance with its concentration policy.

Response: The Fund respectfully declines to make the requested change because it is not aware of any formal guidance from the SEC or the Staff that requires a fund to consider the concentration policies of investment companies in which it invests in determining compliance with its concentration policy.

***

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams
Amy J. Williams
Assistant Corporate Secretary

cc:	Kimberly Browning, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC